GENETIC TECHNOLOGIES LIMITED

(GENE:NASDAQ, GTG:ASX)

June 2011



Forward Looking Statements

This presentation may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 with respect to the financial condition, results and business achievements/performance of Genetic Technologies Limited and certain of the plans and objectives of its management. These statements are statements that are not historical facts. Words such as “should”, “expects”, “anticipates”, “estimates”, “believes” or similar expressions, as they relate to Genetic Technologies Limited, are intended to identify forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect Genetic Technologies’ current expectations and assumptions as to future events and circumstances that may not prove accurate. There is no guarantee that the expected events, trends or results will actually occur. Any changes in such assumptions or expectations could cause actual results to differ materially from current expectations.

Introduction

- Currently in the 2nd year of a 5 year strategy to build a global cancer diagnostics business
- BREVAGen™ is the first product in this expansion
  - June 2011 launch in US
  - Breast cancer risk test – buccal (cheek) swab
  - 80%+ gross margins and $600m pa addressable US market
- 20 year old Australian genetic testing business has delivered sustaining cash flows and provides operational base for expansion – CLIA certification of Australia laboratory by CMS
- Growing licensing revenues from patent out-licensing
  - Non-coding DNA patent estate: Over 55 licenses/$65m to date
  - 9 licenses granted FY2011 to date for $14.2m
- Cash flow positive financial year to date

Investment Snapshot

- Strong execution record:
  - Clear focus on cancer diagnostics growth
  - Demonstrated M&A capability
  - Cash flow +ve and profitable H1 due to increased revenues and cost reductions
  - Achievement of Australia's first CLIA certification
  - Establishment of US sales and marketing infrastructure
- Upcoming milestones:
  - Near term launch and revenues for novel breast cancer molecular diagnostic test
  - Filing of second and third patent cases providing strong non-dilutive funding sources and news flow
  - Active assessment of new M&A opportunities with a view to a transaction H2 '11

Established Genetic Testing Business

genetic technologies

- Dominant market positions PacRim
- Globally accredited laboratory
- Experience producing & selling genetic tests
  - Oncology testing Australia, Asia & EU
  - Contracted provider to NSW Police Force for volume crime forensic testing
  - 50+% market share Aust/NZ paternity testing
  - Exclusive provider genetic testing most PacRim canine breed clubs
  - Leading contracted provider of paternity tests to lawyers, Dept of Immigration, Legal Aid & general public



RCPA
The Royal College of Pathologists of Australasia

NATA
WORLD RECOGNISED ACCREDITATION

Licensing: Non-Dilutive Funding Source

- Non-coding DNA patent estate is one of GTG's core assets
  - $65m+ licensing revenue received to date
  - 9 Licenses granted FY2011 to date for total $14.2m
  - Contracted annuity stream of $7m in total to 2015
- Foundational patent families protecting the use of non-coding DNA
  - '179, "Intron Sequence Analysis"
  - '762, "Genomic Mapping"
  - '063, "Methods For Genetic Analysis"
  - '589, "Methods of Genomic Analysis"
  - '205, "Genetic Analysis Systems and Methods"
- Assertion strategy US (series of formal patent infringement suits)
- Single party negotiations EU & RoW

Industry Scope and Available Markets



`179 INTRON SEQUENCE ANALYSIS
AGRIGENETICS TRAIT SELECTION
LABS IVDs
GENOMIC MAPPING EQUIPMENT
NON-CODING PATENTS
SEQUENCING EQUIPMENT
PHARMA COMPANIES
AGRIGENETICS GWAS
Dx Equipment $2M
Lab Service Providers $20M
Lab Service Providers $30M
Dx Equipment $18M
Research Equipment $12M
Agri-genetics $7M
Agri-genetics $11M
Pharma, Genomic Mapping Equipment, Research $150M
`179 Licensed
`762 Licensed
Unlicensed
`762 GENOMIC MAPPING

Patent Assertion Program

genetic technologies

- IP assertion program with off balance sheet funding
- Sheridan Ross in Denver driving legals
- 1st suit filed Feb 2010
  - All 9 parties settled prior to trial for total of over $5 million
- 2nd suit filed Jan 2011
  - All but one party in settlement discussions
- 3rd suit with 10 parties filed May 2011
- 4th suit in late stage preparation

Pfizer Animal Health
MONSANTO
LabCorp
Applied Biosystems
MYRIAD
TEXAS A&M UNIVERSITY

Cancer Diagnostics Focus

- New technologies driving personalized medicine & extending lives
- Molecular diagnosis of cancer is most attractive segment of diagnostics industry
- Focused market & efficient sales process
- Accelerating growth forecast next 4 years
- US & EU market exposure via BREVAGen™ & other new oncology products
- Builds on existing expertise in cancer Dx marketing

The WW MDx Market ($Bn)

** not including Industrial and Research areas*



12,0
10,0
8,0
6,0
4,0
2,0
CAGR 17.6%
2007-1014
$3.5 Bn
Oncology
Genetic
Blood Screening
Infectious
$10.9 Bn
Oncology
Genetic
Blood Screening
Infectious
2007
2014

MDx is the fastest growing segment of the IVD market, led by oncology (34% CAGR)

Source: TSG Partners: Scientia Advisors

** MDx = molecular diagnostics*

Portfolio Strategy

RISK ASSESSMENT	SCREENING	DIFFERENTIAL DIAGNOSIS	STAGING	PROGNOSIS	THERAPY SELECTION	THERAPY MONITORING	SURVEILLANCE
Am I at risk of developing cancer? eg BRCA	Is there a chance I have cancer today?	Do I have cancer and what type is it?	Has my cancer spread?	How will my cancer progress?	What is the best therapy for me?	Is my treatment working?	Has my cancer come back?



2005 launch – MYRIAD

G1 In validation
G2 in development

KRas
BRaf
EGFR

Q2 CY11 US launch – BREVAGen™

Feb '10 launch – ROSETTA GENOMICS

May '10 launch – RESPONSE GENETICS

- Developing a portfolio of tools across cancer management spectrum in top 6 cancers
- Developing &/or acquiring products with global protection, application & scope

BREVAGen™

- Novel, validated test for non-familial breast cancer risk
- US$600m per annum market opportunity
- Attractive gross margin - buccal swab
- Preparing to launch in 8 US territories Q2 CY11
- High profile Key Opinion Leaders involved
  - Experts at Stanford, Sloane-Kettering, M.D. Anderson
- Substantial global opportunity
- US reimbursement and regulatory strategy in place


BREVAGen™


NEW
BREVAGen™
IDENTIFY
HER HIDDEN
BREAST CANCER RISK

BREVAGen™: What does it Mean Clinically?

- BREVAGen™ test classifies a woman's 5 year & lifetime risk of non-familial breast cancer, the commonest variety
- Test combines population risk factors with 7 genetic biomarkers (SNPs) to give an integrated, individual breast cancer risk assessment
- Supports existing American Society of Clinical Oncology (ASCO) & American Cancer Society (ACS) treatment guidelines
- Target market 1m intermediate risk patients


30%
High Risk
29%
Intermediate
Risk
41%
Low Risk
38%
High Risk
10%
Intermediate
Risk
52%
Low Risk
Clinical Risk assessment
Risk assessment by BREVAGen™

The BREVAGen™ GWAS studies

Stage (1)
266,722 SNPs
Used to tag common variants across the genome
Genotyped:
408 breast cancer cases
400 controls

Stage (2)
12,711 SNPs (approx 5% of those typed in stage (1))
Genotyped:
3,990 invasive breast cancer cases
3,916 controls

Stage (3)
30 SNPs
Genotyped:
21,860 invasive breast cancer cases
980 carcinoma in situ cases
22,578 controls



Cases and controls
SNPs tested
Discovery study
P<0.05
Replication study I
P<0.001
Replication study II
P<10-7
Fine Mapping
Functional Analyses

Easton DF, et al. (2007). *Nature* 447: 1087-1093.

BREVAGen™ performance for risk prediction

genetic technologies

Mealiffe ME, *et al., Assessment of Clinical Validity of a Breast Cancer Risk Model Combining Genetic and Clinical Information;* (2010). **Journal of the National Cancer Institute** 102: 1-10. [1.]

BREVAGen™ risk reclassification results from 3,000 patient clinical validation study[1]	
33%	Reclassified risk scores for 33% of patients and controls compared to the Gail score alone, reducing the intermediate risk category by 26% –Risk classification improved with an NRI value of 0.085 ($P \leq 0.05$)
64%	Reclassified 64% of all subjects with intermediate Gail scores –Risk classification improved with an NRI value of 0.085 ($P \leq 0.05$)
32%	Reclassified 32% of all subjects with previous breast biopsies –Risk classification improved with an NRI value of 0.175 ($P \leq 0.05$)
ER+	Significantly more predictive for ER-positive ($P \leq 0.05$) than ER-negative tumors ($P > 0.05$)

The Net Reclassification Index (NRI) was used to reclassify women into low (< 1.5%), intermediate (1.5% to 2.0%), and high (> 2%) categories of 5-year risk.



BREVAGen™ – Fits Into Existing ASCO & ACS Breast Cancer Management Guidelines

BREVAGen™

Positive mammogram

Biopsy



Cancer 20%

Invasive breast cancer

Abnormal 65%

BREVAGen™

Normal 15%

Normal Tissue

Avoid unnecessary Rx



Annual mammograms

SERM Rx eg Tamoxifen

1.6m breast biopsy patients pa (US)
65% or 1m patients at intermediate risk due abnormal pathology
Preventive therapy can prevent 50-70% cancers if targeted via BREVAGen™
Analysis reported in ASCO poster backs cost effectiveness in this context

Genetics of Breast Cancer Risk

- Genes can either be detected as:
  - Mutations (such as BRCA) or
  - Single nucleotide polymorphisms (such as those in BREVAGen™), indicating a higher breast cancer risk

- BRCA testing sales are $300m+ pa yet the vast majority of BCa cancer occurs without an indication of family history


Non-familial (BREVAGen market) 80%
Hereditary (BRCA market) 5%
Familial history 15%

Target Patient Groups

Target market build

Initial target market

- 1,521 High Value MD/OBGYNs with high numbers of BRCA patient tests identified
- 80-90% of BRCA results are negative, 200-300k patients pa

Second target market

- 1m atypical biopsy patients pa
- 1.6m breast biopsies in total pa
- 82,000 relevant MD population

Third target market

- Women concerned with breast cancer risk over 35yrs of age
- 15.5m mammograms pa USA
- Next clinical trial to validate


Mammograms
Biopsies
Atypical biopsies
BRCA negative

genetic technologies

National View of the 8 Initial Territories

Selected on the basis of:

- CLIA status - Reimbursement ease - Patient clustering


Northwest
Central
Midwest
Ohio Valley
Mid Atlantic
New England
South Central
SE Central
Central
Mid Atlantic
Midwest
New England
Northwest
Ohio Valley
SE Central
South Central
Vancouver
Seattle
Portland
Regina
Winnipeg
Thunder Bay
Montréal
Ottawa
Toronto
Minneapolis
Sioux Falls
Milwaukee
Detroit
Chicago
Toledo
Omaha
Indianapolis
Columbus
Pittsburgh
Philadelphia
New York
Hartford
Reno
San Francisco
Denver
Kansas City
St. Louis
Louisville
Wichita
Las Vegas
Los Angeles
San Diego
Phoenix
Oklahoma City
Little Rock
Nashville
Knoxville
Charlotte
Columbia
Memphis
Birmingham
Atlanta
Savannah
Jackson
Dallas
Baton Rouge
New Orleans
Houston
Jacksonville
Tallahassee
Tampa
Miami
Nassau
Hermosillo
Chihuahua
Monclova
Saltillo
Torreón
Culiacán

BREVAGen™ Rest of World

- Substantial additional opportunities exist in Europe and PacRim
- Some re-calibration of algorithm needed for European populations
- Status of existing dossier would enable reasonably rapid CE marking once label claim adjusted
- Assessment of initial EU target markets and distributor candidates to commence H2 '11
- UK distributor candidate identified
- PacRim regulatory status benign but reimbursement challenging

Established Facilities



Genetic Technologies Ltd
Fitzroy, VIC, Australia

Technical & corporate support and globally accredited sample processing. CLIA certified.



Phenogen Sciences Inc
Charlotte, North Carolina, USA

Sales & marketing, customer support, reimbursement mgt and sample accessioning.

Competitors

- deCODE (Iceland)
  - Launched in October 2008 by deCODE Genetics, no validation
  - deCODE Breast Cancer test assesses risk based on 7 common SNPs, ordered only via MDs. Price = $1,650
  - Emerged from Chapter 11 in April 2010 as a private company – no US presence since
- InterGenetics (Oklahoma City)
  - Breast cancer test is based on 22 SNPs, no validation
  - Limited sales and marketing presence
  - Self generated regulatory difficulties
- Other, largely direct to consumer
  - Navigenics
  - 23&Me
  - Knome

Execution Capability & Monitoring

- Quantitative Strategic Risk Register allows monitoring, measurement and reporting of key success factors
  - Developed with assistance from Marsh Risk Consulting
- Items tracked and managed include:
  - KOL development
  - Medical marketing success factors
  - Licensing relationships management
  - Sales force development
  - Regulatory monitoring, planning and execution
  - Reimbursement planning and resourcing
  - Cash resourcing
  - Usual business continuity risks also monitored

Benchmarking and Key Success Factors

- Benchmarking against more advanced peers:

1. CLIA approval ✓
2. Pharmacoeconomic analysis ✓
3. Consistent with treatment guidelines ✓
4. KOL’s and speaker programs ✓
5. Reimbursement ✓
6. Pipeline ✓

genomic health

Market Cap:	$742M
Revenue	$175M
Sales Force:	88
Key Product:	Oncotype Dx

General characteristics:

- Focused product range
- Women’s health
- Molecular Dx
- Dedicated sales force


Millions $
140
120
100
80
60
40
20
0
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09
'10
Inception
Rec Score, SABCS
oncotype DX Launch
Rec Score (distant), LN- ER+
Treatment Score, ASCO, SABCS
Kaiser Rec Score Val, SABCS
1. CLIA Certification
IPO
Econ Analysis, AJMC
2.
Local, Regional Recurrence, SABCS
Medicare
5. Aetna
UnitedHealthcare
6. ER Status, SABCS
LN+, ER, PR, HER2
ASCO, ASCO BC, SABCS
4.
3. ASCO & NCCN Guidelines
HER2
Oncotype DX ER, PR
Price ↑
Price ↑
Price ↑
Revenues
SGA
R&D
Sources: Company Filings, Earnings Call Transcripts, Press Releases, Website

Management Expertise



Tom Howitt,
Chief Finance Officer
20 years of expertise in public Co. governance and capital raising



Dr. Paul MacLeman
CEO
International diagnostics, therapeutics commercialization and investment banking experience and expertise



Lewis Stuart

General Manager, USA
Twice worked to drive start up companies to revenues in excess of $300m and >$1b trade sales



Dr. David Sparling
V.P Corporate Development
Specialist in Intellectual Property and M&A in pharmaceutical and diagnostic sectors



Alison Mew
Chief Operating Officer
20 years of expertise cGMP manufacturing and operations across 3 continents



Greg McPherson
V.P Sales & Marketing
20 years international experience in establishing international businesses and territories



Ivan Jasenko,
Regulatory & Quality Manager
Extensive international cGMP regulatory experience incl. PMA and 510k filings

Product Portfolio


Target Discovery and Selection
Marker Validation
Clinical Validation Studies
Clinical Utility Studies & Publication
Regulatory Review or CLIA
Launch Planning
Launch and Release
Claim Extension Studies
BRCA/HNPCC/SCN1A (EU/PacRim)
BREVAGEN™
KRAS/BRAF/EGFR (FPFE)
Partnered Companion Theranostic
Theranostic markers (circulating)

Portfolio Revenue Growth

- BREVAGen™ the first global product in the cancer diagnostics strategy
- Followed by introduction of generic theranostic markers late Y1
- Y2 introduction of blood based G2 products
- Companion Dx and M&A in addition to this
- Collaboration with multi-national pharmaco



Blood based
KRAS series
BREVAGen
Licensing
ANZ
Y1
Y2
Y3
Y4
Y5

M&A

- GTG acquired and integrated BREVAGen™ as a market ready asset 2010
- MDx assets are currently cheaper to buy than make
- Actively assessing new late stage/on-market product acquisitions. Seeking:
  - On or close to market assets
  - Similar sales channels and marketing synergies to GTG's existing franchise: women's health, oncology
  - Nucleic acid, proetomic or immunohistochem platforms
  - Global rights
- Also looking to divest two non-core programs
  - RareCellect
  - ImmunAid

Financial Snapshot Mar 2011

genetic technologies

Financials (9 months to Mar 31)

(AUD millions)	2011	2010
Revenue	16.1	6.2
Operations*	3.3	4.2
Licensing	12.8	2.0
Net income / (loss)	2.9	(6.5)
Cash	7. 2	4.1

*After divestments ** Employee options only ***Following divestment $750k revenues

Share Register

- **Shares outstanding** 404.6m
  - Top 20 shareholders 76%
  - Total shareholders 2,850
- **Options outstanding **** 17.3m
- **Market cap (30th May)** AUD101m


Sales A$m – 5 years
Operations
Licensing
11.3
3.1
10.8
3.9
5.4
4.6
3.7
4.9
14
4.5***
2007
2008
2009
2010
2011 (est.)


Genetic Technologies Ltd
GENE
Jul-10
Sep-10
Nov-10
Jan-11
Mar-11
May-11
Volume

Summary

- GTG to launch world's first validated test for non-familial breast cancer risk
  - BREVAGen™ has attractive CoGS & rapid payback
  - Target market is global, characterized & large
  - US sales, marketing & reimbursement infrastructure established
- GTG has a sound base of reliable, growing operational & licensing revenue streams
  - Cash flow positive and profitable current FY
- Stable, reliable business with clear strategy for sustained growth and substantial upside potential

Contact Details

Dr Paul D R MacLeman

CEO Genetic Technologies Limited

Direct Phone +61 3 8412 7025

Cell +61 419 401 445 (Aust.)

(980) 253 4340 (US)

Email paul.macleman@gtglabs.com

